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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.        )*

DuPont Photomasks, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

26613X101

(CUSIP Number)

Takeshi Soejima

Toppan Printing Co., Ltd.

1 Kanda Izumi-cho, Chiyoda-ku

Tokyo 101-0024, Japan

81-3-3835-5662

with copy to:

Hillel T. Cohn, Esq.

Squire, Sanders & Dempsey L.L.P.

801 South Figueroa Street, 14th Floor

Los Angeles, California 90017

(213) 624-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 26613X101	Page 1 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Toppan Printing Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power: None 8. Shared Voting Power: 3,629,272 9. Sole Dispositive Power: None 10. Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,629,272
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 19.6%[1]
14.	Type of Reporting Person (See Instruction): CO

Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D (the “Schedule 13D”) relates is common stock, par value $0.01 of DuPont Photomasks, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 131 Old Settlers Boulevard, Round Rock, Texas 78664.

Item 2. Identity and Background

(a)	The name of the corporation filing this Schedule 13D is Toppan Printing Co., Ltd., a Japanese corporation, hereinafter sometimes referred to as “Toppan.”

(b)	The address of Toppan’s principal office is 1 Kanda Izumi-cho, Chiyoda-ku, Tokyo 101-0024, Japan.

(c)	Toppan is engaged in numerous aspects of the printing industry, including the development, manufacture and marketing of photomask printing operations.

(d)	Neither Toppan, nor to Toppan’s knowledge, any person named on Schedule A attached hereto during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

[1]	Based on 18,482,388 shares of the DuPont’s common stock outstanding as of October 5, 2004, as represented by the issuer in the Agreement and Plan of Merger discussed in Items 3 and 4 below.

CUSIP No. 26613X101	Page 2 of 5

(e)	Neither Toppan nor, to Toppan’s knowledge, any person named on Schedule A attached hereto during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	To Toppan’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of Japan.

Item 3. Source and Amount of Funds or Other Consideration

The Issuer entered into an Agreement and Plan of Merger with Toppan, dated as of October 5, 2004 (the “Merger Agreement”), that provides for the acquisition of the Issuer by Toppan by means of a merger of a wholly-owned subsidiary of Toppan (“Merger Sub”) with and into the Issuer. A copy of the Merger Agreement was filed by the Issuer as Exhibit 2.1 to its Current Report on Form 8-K/A, dated October 14, 2004, and is incorporated by reference herein as Exhibit 1. As a result of the merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into the Issuer, with the Issuer remaining as the surviving corporation and becoming a wholly-owned subsidiary of Toppan. As an inducement for Toppan to enter into the Merger Agreement and in consideration thereof, E. I. du Pont de Nemours and Company and DuPont Chemical and Energy Operations, Inc., beneficial holders of 3,629,272 shares of the Issuer’s common stock (collectively, the “Securityholders”), entered into a Voting Agreement with Toppan, dated October 5, 2004, a copy of which is attached hereto as Exhibit 2 and more fully described in Item 4, whereby each Securityholder agreed to vote all of the shares of the Issuer’s common stock currently beneficially owned by such Securityholder or acquired by such Securityholder after such date in favor of the merger and related matters. Each of these Securityholders also granted Toppan an irrevocable proxy granting Toppan the right to vote such shares in favor of such matters (the voting agreement and proxies together are referred to herein as the “Voting Agreement”). Toppan did not pay additional consideration to the Securityholders in exchange for the Voting Agreement.

References to, and descriptions of, the merger, the Merger Agreement and the Voting Agreement set forth herein are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4. Purpose of Transaction

(a) – (b) As described in Item 3 above, this Schedule 13D relates to certain voting arrangements entered into in connection with the proposed acquisition of the Issuer by Toppan pursuant to the terms of the Merger Agreement. To induce Toppan to enter into the Merger Agreement, the Securityholders entered into the Voting Agreement. The purpose of the Voting Agreement is to facilitate the consummation of the merger.

The Merger Agreement provides that, at the effective time of the merger, each outstanding share of the Issuer’s common stock will be converted into the right to receive $27.00 in cash, without interest. At the effective time of the merger, all of the Issuer’s outstanding stock options, regardless of whether such options are then exercisable and regardless of the exercise price thereof, shall be cancelled and surrendered. In settlement of the surrender and cancellation of the Issuer’s stock options, all holders of the Issuer’s outstanding stock options (whether or not vested or exercisable) that have an exercise price less than $27.00 per share will be entitled to receive, at the effective time of the merger, an amount in cash equal to the product of (i) the number of shares of the Issuer’s common stock issuable upon exercise of such stock option, and (ii) $27.00 per share less the exercise price per share of that stock option.

By executing the Voting Agreement, the Securityholders have (i) agreed to vote all of the shares of the Issuer’s common stock currently beneficially owned by them or acquired prior to the expiration of the Voting Agreement in favor of the adoption of the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), and against any Takeover Proposal (as defined in the Merger Agreement) and certain specified matters that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement, and (ii) granted irrevocable proxies to Toppan giving Toppan the right to vote such shares as specified in clause (i). The Securityholders may vote such shares on all other matters submitted to the Issuer’s stockholders for their approval. The Voting Agreement terminates upon the earlier to occur of (i) the mutual consent of Toppan and E. I. du Pont de Nemours and Company, (ii) the effectiveness of the merger, (iii) termination of the Merger Agreement and (iv) the date of any amendment to the Merger Agreement, without the consent of the Securityholders, that has the effect of reducing the cash portion of the merger consideration to an amount less than $27 per share (appropriately adjusted for any stock splits, stock dividends and the like).

CUSIP No. 26613X101	Page 3 of 5

(c) Not Applicable.

(d) The Merger Agreement provides that the directors and officers of the Issuer as of the effective date of the merger shall be determined by Toppan after consultation with the current Board of Directors of the Issuer. Such directors and officers shall continue to serve in such positions until their respective successors are duly elected or appointed or qualified.

(e) Other than as a result of the merger described above, not applicable.

(f) Not applicable.

(g) Upon consummation of the merger, the Certificate of Incorporation of the Issuer shall be amended and restated in its entirety to read as set forth in Exhibit D of the Merger Agreement and the Bylaws of Merger Sub, as in effect immediately prior to the merger, shall be the bylaws of the Issuer.

(h) – (i) Upon consummation of the merger, the Issuer’s common stock will cease to be quoted on The Nasdaq Stock Market, Inc.’s National Market System and will be deregistered pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, Toppan currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Toppan reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer

(a) – (b) As a result of the Voting Agreement, Toppan may be deemed to be the beneficial owner of 3,629,272 shares of the Issuer’s common stock. This number of shares represents approximately 19.6% of the issued and outstanding shares of the Issuer’s common stock based on the number of shares outstanding as of October 5, 2004 (as represented by the Issuer in the Merger Agreement). Toppan disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Toppan as to the beneficial ownership of such shares.

To Toppan’s knowledge, no shares of the Issuer’s common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.

(b) Toppan may be deemed to have shared voting power of the 3,629,272 shares of the Issuer’s common stock beneficially held by the Securityholders of the Issuer who entered into the Voting Agreement due to Toppan’s right under the Voting Agreement to direct the voting of such shares with respect to the matters specified in the Voting Agreement (and to vote such shares in accordance with the proxies). However, Toppan does not control the voting of such shares with respect to other matters, and does not possess any other rights as a stockholder with respect to such shares.

(c) To Toppan’s knowledge, no transactions in DuPont common stock have been effected during the past sixty days by any person named pursuant to Item 2.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the Voting Agreement, to the knowledge of Toppan, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of DuPont, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

CUSIP No. 26613X101	Page 4 of 5

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Title
1	Agreement and Plan of Merger, dated October 5, 2004, by and among Toppan Printing Co., Ltd., Toppan Corporation and DuPont Photomasks, Inc. (incorporated by reference to Exhibit 2.1 to DuPont Photomasks, Inc.’s Current Report on Form 8-K/A (Commission No. 000-20839) dated October 14, 2004).

2	Voting Agreement, dated October 5, 2004, by and among Toppan Printing Co., Ltd., E. I. du Pont de Nemours and Company and DuPont Chemical and Energy Operations, Inc.

CUSIP No. 26613X101	Page 5 of 5

Signature

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2004	TOPPAN PRINTING CO., LTD.

	By:	/s/ T. Soejima
	Name:	Takeshi Soejima
	Title:	Director, Head of Finance and Accounting Division

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

Directors and Executive Officers of Toppan Printing Co., Ltd.

The following tables set forth the name, business address and present principal occupation or employment of each director and executive officer of Toppan Printing Co., Ltd. To Toppan’s knowledge, each of the individuals identified below is a Japanese citizen.

Name	Title	Address
Hiromichi Fujita	Chairman & Representative Director	1-3-3 Suido, Bunkyo-ku, Tokyo 112-8531, Japan

Naoki Adachi	President & CEO	1 Kanda Izumi-cho, Chiyoda-ku, Tokyo 101-0024, Japan

Koichi Miyazaki	Vice President	1 Kanda Izumi-cho, Chiyoda-ku, Tokyo 101-0024, Japan

Hiromichi Kono	Senior Managing Director	1-3-3 Suido, Bunkyo-ku, Tokyo 112-8531, Japan
Head of Securities Printing Division

Takeshi Toyama	Senior Managing Director	1 Kanda Izumi-cho, Chiyoda-ku, Tokyo 101-0024, Japan
In charge of Corporate Planning Division,
Finance & Accounting Division,
Business Innovation Division, and
Internal Auditor’s Office

Masayasu Ishida	Senior Managing Director	1 Kanda Izumi-cho, Chiyoda-ku, Tokyo 101-0024, Japan
Head of Public Relations Division
Head of Legal Division

Akihiro Nagata	Senior Managing Director	Toppan Yaesu Bldg., 2-2-7, Yaesu, Chuo-ku, Tokyo
	Head of Electronics Division	104-0028, Japan

Yoshio Sakamura	Senior Managing Director	1 Kanda Izumi-cho, Chiyoda-ku, Tokyo 101-0024, Japan
Head of Personnel & Labor Relations Division
Head of Purchasing Division

Hideaki Kawai	Senior Managing Director	1 Kanda Izumi-cho, Chiyoda-ku, Tokyo 101-0024, Japan
Head of Corporate R&D Division
Head of Next-Generation Business
Development Group

Yukio Natori	Managing Director	19 Nominami-cho, Nishi-ku, Nagoya 452-8571, Japan
Head of Chubu Division

Yoshiaki Tsuneda	Managing Director	1-5-1 Taito, Taito-ku, Tokyo 110-8560, Japan
Head of Packaging Division

Toshihiko Akiyama	Managing Director	1-11-1 Shimura, Itabashi-ku, Tokyo 174-8558, Japan
Head of Information & Publications Division

Name	Title	Address
Ryuzou Yabe	Managing Director	1-3-3 Suido, Bunkyo-ku, Tokyo 112-8531, Japan
Head of Commercial Printing Division

Takashi Terachi	Managing Director	4-1-1-30, Nijuyonken, Nishi-ku, Sapporo 063-8555, Japan
Head of Hokkaido Division

Sawako Noma	Director	2-12-21, Otowa, Bunkyo-ku, Tokyo 112-0012, Japan
President of Kodansha Ltd.

Takeshi Soejima	Director	1 Kanda Izumi-cho, Chiyoda-ku, Tokyo 101-0024, Japan
Head of Finance & Accounting Division

Yoshihiko Okitsu	Director	1 Kanda Izumi-cho, Chiyoda-ku, Tokyo 101-0024, Japan
Head of Corporate Planning Division

Jitsumei Takamiyagi	Director	1-5-1 Taito, Taito-ku, Tokyo 110-8560, Japan
Deputy Head of Packaging Division

Kenichi Kurata	Director	Toppan Shibaura Bldg., 3-19-26 Shibaura, Minato-ku,
	Head of Interior Décor Materials Division	Tokyo 108-8535, Japan

Kiyoshi Otsuka	Director	Toppan Yaesu Bldg., 2-2-7, Yaesu, Chuo-ku,
	Deputy Head of Electronics Division	Tokyo 104-0028, Japan

Toshitaka Tokitomo	Director	1-3-3 Suido, Bunkyo-ku, Tokyo 112-8531, Japan
Head of Tokyo Securities Printing Sub-division

Koji Iwasaki	Director	1-11-1 Shimura, Itabashi-ku, Tokyo 174-8558, Japan
Deputy Head of Information & Publications Division

Shu Sakurai	Director	3-30 Akedori, Izumi-ku, Sendai 981-3296, Japan
Head of Tohoku Division

Shingo Kaneko	Director	1-3-3 Suido, Bunkyo-ku, Tokyo 112-8531, Japan
Head of Commercial Printing Sub-division

Toshiro Masuda	Director	1-3-3 Suido, Bunkyo-ku, Tokyo 112-8531, Japan
Head of E-Business Division

Kenji Yano	Director	1-17-28 Yakuin, Chuo-ku, Fukuoka 810-0022, Japan
Head of Nishinihon Division

Name	Title	Address
Shingo Ohkado	Director	1 Kanda Izumi-cho, Chiyoda-ku, Tokyo 101-0024, Japan
Head of International Division

Mitsuru Ominato	Director	1-11-1 Shimura, Itabashi-ku, Tokyo 174-8558, Japan
Deputy Head of Information & Publications Division

Yuichi Kumamoto	Director	Toppan Yaesu Bldg., 2-2-7, Yaesu, Chuo-ku, Tokyo
	Deputy Head of Electronics Division	104-0028, Japan

Yoshiyuki Nagayama	Director	3-22-61 Ebie, Fukushima-ku, Osaka 553-8580, Japan
Head of Kansai Commercial Printing Sub-division

Yoshihiro Furuya	Director	3-22-61 Ebie, Fukushima-ku, Osaka 553-8580, Japan
Head of Kansai Packaging Sub-division

Tetsuro Minami	Senior Corporate Auditor	1 Kanda Izumi-cho, Chiyoda-ku, Tokyo 101-0024, Japan

Masaru Kitajima	Corporate Auditor	1 Kanda Izumi-cho, Chiyoda-ku, Tokyo 101-0024, Japan

Shuurou Hikita	Corporate Auditor	1 Kanda Izumi-cho, Chiyoda-ku, Tokyo 101-0024, Japan

Saburo Abe	Corporate Auditor	1 Kanda Izumi-cho, Chiyoda-ku, Tokyo 101-0024, Japan

EXHIBIT INDEX

Exhibit No.	Title
1	Agreement and Plan of Merger, dated October 5, 2004, by and among Toppan Printing Co., Ltd., Toppan Corporation and DuPont Photomasks, Inc. (incorporated by reference to Exhibit 2.1 to Dupont Photomasks, Inc.’s Current Report on Form 8-K/A (Commission No. 000-20839) dated October 14, 2004).

2	Voting Agreement, dated October 5, 2004, by and among Toppan Printing Co., Ltd., E. I. du Pont de Nemours and Company and DuPont Chemical and Energy Operations, Inc.